Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Note: The following communication was distributed to certain employees of AMR Corporation on February 26, 2013

Take Five!

Chicago



Our Week at a Glance February 25, 2013

Joint Merger News

A little more than two weeks ago we announced the merger between our two airlines that will create a new global premier airline. To begin the transition planning two team leads who will direct that work will be US Airways President Scott Kirby and American Airlines Chief Restructuring Officer Bev Goulet. Scott and Bev will provide solid leadership to the critical task of transition planning-developing joint plans between now and closing our merger so that we are prepared to begin integration immediately upon closing. We expect to close our merger in the third quarter of this year. Visit the new Jetnet and get answers to some merger questions as well as view some great video's surrounding our merger announcement day.

Little Overlap in American, US Airways Routes

In the jigsaw puzzle of airline routes, American and US Airways are two pieces that fit together almost perfectly. Of the 50 busiest domestic routes, the two carriers compete directly on only one: Los Angeles to Phoenix, according to OAG, a company that tracks airline routes and schedules. And on hundreds of less traveled routes, they only overlap a dozen times, mostly between their hub cities. The combined airline will offer more than 6,700 daily flights to 336 destinations in 56 countries. The complementary nature of the markets they serve should help the airlines avoid any major hurdles with antitrust regulators, industry experts say. And it will serve the merged company especially well in today's airline business, which is all about scale. American has a strong presence in Dallas/Fort Worth, Miami, Los Angeles, Chicago and New York. It is also the dominant U.S. player in Latin America. American also has a lock on flights into London Heathrow, one of the world's key financial capitals. US Airways is the principal carrier in Philadelphia, Charlotte, Phoenix and Washington, D.C. It also has routes into key European cities that American doesn't directly serve, such as Amsterdam and Brussels. American would also gain U.S. Airways' lucrative shuttle service between New York, Boston and Washington D.C.

Australia Anyone

Have you always wanted to visit the land "Down Under?" To celebrate our one-year joint business anniversary with Qantas Airways, we're providing you the opportunity to get to know our partner even better. What better way to "get to know Qantas" than by taking a trip on the airline? Learn more about the tremendous progress in our first year and how to be entered for a chance to win two confirmed round-trip tickets on Qantas on new Jetnet.

ZED Travel Gets Easier With myIDTravel

Travel on other airlines will now be a whole lot easier and faster! Starting **Feb. 28, 2013**, you'll be able to enjoy the convenience of our new electronic ZED (eZED) ticketing tool, **myIDTravel**. The new tool will allow you to skip the American Airlines/American Eagle ticket counter and get your Zonal Employee Discount (ZED) tickets issued on the spot 24/7 from anywhere around the world--including locations where American has no presence. You will be able to access myIDTravel via Jetnet only. You will need a credit card to purchase your tickets. Additional details on the ZED **myIDTravel** are available on Jetnet. View the Announcements and Updates banner in the Travel section for information on this program.

Flight Attendant Language Speaker Openings Now Extended Through April 5 for External Applicants

Job postings for several flight attendant language speaker positions, including Korean, Japanese, Mandarin, Finnish, Italian and German have been extended and will now remain open for external candidates through April 5. Please encourage any qualified applicants you know to visit aacareers.com to learn more about these openings. Our first flight attendant classes are underway, and several language speakers have started training. However, we need your help in identifying Finnish and Chinese Mandarin bilingual speaking applicants to apply.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses